SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2003

PCCW Limited (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 17, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PCCW LIMITED

Dated : June 17, 2003	By:	/s/ Fiona Nott
		Name:	Fiona Nott
		Title:	Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement

PCCW Limited is pleased to announce that it has entered into an agreement with Mr. Jack So Chak-kwong on June 17, 2003 for him to join the Company as Group Managing Director and Deputy Chairman. Mr. So’s appointment as Group Managing Director and Deputy Chairman will be effective no later than September 24, 2003 on a date to be agreed.

Mr. Richard Li Tzar Kai has informed the Board that he will relinquish his role as Chief Executive when Mr. So joins the Company but will remain an executive director and chairman of the Company.

Further to the announcement of PCCW Limited (the “Company”) dated May 12, 2003, the Board of Directors of the Company is pleased to announce that the Company has entered into an agreement with Mr. Jack So Chak-kwong (“Mr. So”) on June 17, 2003 for him to join the Company as Group Managing Director and Deputy Chairman. Mr. So’s appointment as Group Managing Director and Deputy Chairman will be effective no later than September 24, 2003 on a date to be agreed.

Mr. Richard Li Tzar Kai (“Mr. Li”) has informed the Board that he will relinquish his role as Chief Executive when Mr. So joins the Company but will remain an executive director and chairman of the Company. On the appointment of Mr. So, the chief executive position will be retitled to Group Managing Director and will be filled by Mr. So. Chief Operating Officer, Mr. Michael John Butcher and Group Chief Financial Officer, Mr. Alexander Anthony Arena will report to Mr. So.

Pacific Century Diversified Limited, a company controlled by Mr. Li, has agreed to transfer 6,483,000 shares in the Company to Mr. So, subject to certain terms and conditions. One-third of such shares will be transferred to Mr. So at each of the first, second and third anniversary of his commencement of employment with the Company or its subsidiaries (“PCCW Group”) provided that he is employed by the PCCW Group at the time. If Mr. So were employed by the PCCW Group for only part of the second or third year, then only a pro-rata number of shares relating to those years will be transferred to him.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, June 17, 2003